Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30, 2015

			Year Ended December 31,
			2014		2013		2012		2011		2010
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$3,386		$5,538		$3,951		$4,736		$3,562		$1,736
Add:
Fixed charges	372		687		695		727		732		746
Amortization of capitalized interest	18		35		31		24		22		19
Distributions from equity investees	16		6		3		1		—		10
Less:
Interest capitalized	(32)		(70)		(118)		(220)		(144)		(84)
Total earnings	$3,760		$6,196		$4,562		$5,268		$4,172		$2,427

Fixed charges:
Interest and debt expense, net of capitalized interest	$214		$397		$365		$314		$409		$495
Interest capitalized	32		70		118		220		144		84
Rental expense interest factor (a)	126		220		212		193		179		167
Total fixed charges	$372		$687		$695		$727		$732		$746

Ratio of earnings to fixed charges	10.1	x	9.0	x	6.6	x	7.2	x	5.7	x	3.3	x
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(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.